FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE SUPERVISORY BOARD
ON MAY 7, 2010

1. DATE, TIME AND PLACE: On the seventh day of May, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2. MEETING BOARD: Chairman: Miguel Roberto Gherrize; Board Secretary: Renata Catelan P. Rodrigues

3. CALL NOTICE AND ATTENDANCE: Miguel Roberto Gherrize, Fernando Maida Dall’Acqua, Mario Probst. Also present the representatives of the External Auditing company, Ernst & Young Auditores Independentes S/C Ltda., and management representatives.

4. AGENDA: (i) Election of the Chairman of the Fiscal Council; and (ii) Analysis and discussion of the Financial Statements, the Management Report, and the Independent Auditors’ Opinion for the First Quarter of 2010 (“ITR”).

5. RESOLUTIONS: Following the investiture of the Fiscal Council’s members, upon drawing up and signature on the respective instrument of investiture on the Book of Minutes of Fiscal Council Meetings, members examined the items in the agenda and resolved, by unanimous vote, on the following:

5.1. To elect Mr. Miguel Roberto Gherrize, Brazilian citizen, married, accountant, Identity Card (RG) no. 2.563.050, SSP/SP, Individual Taxpayer’s ID (CPF/MF) no. 107.140.308-72, resident and domiciled in the city and state of São Paulo, at Rua Joaquim José Esteves, nº 60, apto. 192C, CEP 04740-000 as chairman of the Fiscal Council.

5.2. Following comprehensive analysis and discussion, it was resolved to recommend the forwarding, without qualifications, of the Financial Statements, the Management Report, and the Independent Auditors’ Opinion for the First Quarter of 2010, to the Company’s Board of Directors for due analysis and approval.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, May 7, 2010. Signatures: Chairman: Miguel Roberto Gherrize; Board Secretary: Renata Catelan P. Rodrigues. Attending Directors: Fernando Maida Dall Acqua, Mario Probst, and Miguel Roberto Gherrize.

I certify that this is a true copy of the minutes drafted on the relevant book.

Renata Catelan P. Rodrigues
Secretary

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 10, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.